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Exhibit 99.5

HUNTSMAN LLC AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts
December 31, 2002

Column A	Column B	Column C			Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to cost and expenses	Charged to other accounts		Deductions	Balance at End of Period
Allowance for Doubtful Accounts
Year Ended December 31, 2002	$5.8	$5.5	$2.0	(1)	$(5.8)	$7.5
Year Ended December 31, 2001	$5.1	$10.3	$—		$(9.6)	$5.8
Year Ended December 31, 2000	$7.3	$3.4	$—		$(5.6)	$5.1

(1)
Represents specific reserves provided for receivables as a result of the consolidation of HCPH Holdings Pty Limited in 2002.

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Schedule II—Valuation and Qualifying Accounts December 31, 2002